TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

February 23, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc. Registration Statement on Form S-4 Amendment No.1 Filed on February 9, 2010 File No.: 333-164459
Dear Ms. Long:
     This letter is being submitted on behalf of our client, Beazer Homes USA, Inc. (the “Company”), in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 18, 2010 (the “Comment Letter”) with respect to the above- referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), filed by the Company. The Company has today filed with the Commission Amendment No. 2 to the Registration Statement (the “S-4 Amendment”). To assist the Staff, the Company is providing the Staff with marked copies of the S-4 Amendment, marked to show the changes made in the S-4 Amendment to the Registration Statement.
     For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we,” “us,” and “our” in the responses refer to the Company.

ATLANTA	CHICAGO	HONG KONG	LONDON	NEW YORK	NEWARK	NORFOLK	ORANGE COUNTY
RALEIGH	RICHMOND	SAN DIEGO	SHANGHAI	TYSONS CORNER		VIRGINIA BEACH	WASHINGTON, DC

Securities and Exchange Commission
February 23, 2010

General
1.	We note that you are registering the new 12% Senior Secured notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No- Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No- Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.
     Response
     Simultaneous with the filing of this response letter, we have provided the Staff with a supplemental letter setting for the information requested.
2.	We note that you have included in the amended filing a new expiration date and time. Please revise all of your exhibits (99) to reflect the new expiration date and time.
     Response
     Pursuant to the Staff’s comment, we have revised all of our exhibits (99) to reflect the new expiration date and time and have refiled the same with the S-4 Amendment.
Expiration Date; Extensions; Amendment, page 32
3.	Please advise us as to how oral notice of any extension termination or amendment is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).
     Response
     In response to the Staff’s comment, we have deleted all references in the disclosure to oral notice of any extension, termination or amendment of the exchange offer.
Conditions, page 36
4.	An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to “threatened” actions, as it is unclear how this could be objectively determined.
     Response
     Pursuant to the Staff’s comment, we have revised the disclosures regarding the conditions of the exchange offer to remove all references to any “threatened” actions or proceedings.

Securities and Exchange Commission
February 23, 2010

Exhibits and Financial Statement Schedule, page II-10
5.	We note that you refer to the “Form of Indenture” (Exhibit 4.1) and the “Form of Registration Rights Agreement” (Exhibit 4.3) even though these are final, fully executed documents. Please revise your disclosure accordingly.
     Response
     Pursuant to the Staff’s comment, we have revised Item 21 and the exhibit index in the S-4 Amendment to reflect that the executed copies of such agreements have been filed.
6.	We note that with the exception of Schedule I, you have not filed any of the exhibits and schedules to the Amended and Restated Credit Agreement, dated August 5, 2009 (Exhibit 10.32). Please file a complete copy of this agreement with your next amendment.
     Response
     Pursuant to the Staff’s comment, we have filed with the S-4 Amendment a complete copy of the Amended and Restated Credit Agreement that includes all schedules and exhibits thereto.
7.	Please revise footnote (6) to refer to the Form 8-K as filed on September 16, 2009 rather than filed on September 11, 2009, which is the date of the report.
     Response
     Pursuant to the Staff’s comment, we have revised the date in footnote (6) to reflect the September 16, 2009 filing date.
Exhibit 5.7 — Opinion of Greenbaum, Rowe, Smith & Davis LLP
8.	Please have counsel revise the last paragraph of the legal opinion to remove the improper limitations on its reliance and clearly state whether the law firm of Troutman Sanders may rely on this opinion for purposes of the opinion filed as Exhibit 5.1. In addition, please have counsel consent to it being named in the registration statement.
     Response
     Pursuant to the Staff’s comment, counsel has revised the last paragraph of its legal opinion to remove the limitations on its reliance referenced in the Staff’s comment and to clearly state that the law firm of Troutman Sanders LLP may rely on such opinion for purposes of the opinion filed as Exhibit 5.1 to the Registration Statement. In addition, counsel has further revised its opinion to include its consent to being named in the Registration Statement. We have filed counsel’s opinion, as revised, as Exhibit 5.7 to the S-4 Amendment.

Securities and Exchange Commission
February 23, 2010

Exhibit 5.8 — Opinion of Walsh, Colucci, Lubeley, Emrich & Walsh P.C.
9.	Please have counsel remove the last sentence in the last paragraph of its legal opinion.
     Response
     Pursuant to the Staff’s comment, counsel has removed the last sentence in the last paragraph of its legal opinion as requested and we have filed counsel’s opinion, as revised, as Exhibit 5.8 to the S-4 Amendment.
Exhibit 99.1 — Letter of Transmittal
10.	Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read” all of the terms of the exchange offer.
     Response
     Pursuant to the Staff’s comment, we have deleted the language on page 5 of the letter of transmittal, requiring note holders to acknowledge that they have read all of the terms of the exchange offer. The revised letter of transmittal is filed as Exhibit 99.1 to the S-4 Amendment.
*     *     *     *     *
     In preparing our response to the Staff’s comments, the Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 23, 2010

     Please direct any further questions or comments you may have regarding the Registration Statement or the S-4 Amendment to me at (404) 885-3352 or the Company’s Executive Vice President and General Counsel, Ken Khoury, at (770) 829-3728.
Sincerely,
/s/ William C. Smith III
William C. Smith III
Counsel to Beazer Homes USA, Inc.

cc:	Era Anagnosti, Securities and Exchange Commission, Staff Attorney
Craig Slivka, Securities and Exchange Commission, Special Counsel
Kenneth F. Khoury, Beazer Homes USA, Inc., Executive Vice President and General Counsel